VICINITY MOTOR CORP.

NASDAQ: VEV| TSX-V: VMC | FRA: 6LGA



Investor Presentation

October 2021

Forward Looking Statements

This presentation contains ''forward-looking statements'', which reflect the expectations of management regarding Vicinity Motor Corp.'s (the "Company") future growth, results of operations, performance and business prospects and opportunities. The words ''believes'', ''anticipates'', ''plans'', ''expects'', ''intends'', ''projects'', ''estimates'' and similar expressions are intended to identify forward-looking statements.

These forward-looking statements reflect management's current expectations regarding future events and operating performance and speak only as of the date of this presentation. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited in any manner to the availability of sufficient working capital to market the Company's products and provide after-sales maintenance and support services to the Company's customers, access to adequate services and supplies to operate the Company's business, economic conditions, commodity prices, foreign currency exchange rates, interest rates, access to capital and debt markets and associated costs of funds, availability of a qualified work force, and the ultimate ability to develop, manufacture and sell the Company's products on economically favorable terms. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed under ''Risk Factors'' in the Company prospectus dated November 27, 2013 and which will be detailed from time to time in the Company's interim and annual financial statements and management's discussion and analysis of those statements, all of which are or will be available for review on SEDAR at www.sedar.com.

Although the Company has attempted to identify important factors that could cause actual performance to differ materially from that described in forward-looking statements there may be other factors that cause its performance not to be as anticipated. These forward-looking statements relate only to events or information as of the date on which the statements are made. The Company neither intends nor assumes any obligation to update these forward-looking statements or information to reflect changes in assumptions or circumstances other than required by law. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those currently anticipated. Accordingly, readers should not place undue reliance on forward-looking statements.

This presentation does not form part of any offer of securities or constitute a solicitation of any offer to purchase or subscribe for securities. The sole purpose of this presentation, in paper or electronic form, is strictly for information.

Corporate Overview

- **Leading supplier** of CNG & clean diesel vehicles for public & commercial use (>90% Canadian market share in core products).
- **EV Transition:** Strong product development and marketing platform has allowed VMC to collaborate with world-class partners and expand into new EV product lines and geographies.
- **EV Segment:** Four emerging revenue streams added in 2022+.
  - **Vicinity Lightning™ EV:** Revolutionizing sustainable public transit with a purpose-built electric bus
  - **VMC-Optimal-EV Partnership** : Exclusive North American distributor for E1 and S1 Low-Floor EV Shuttle Buses and cutaway strip chassis
  - **VMC 1200:** Launched class 3 industrial EV truck in 2021 into a market of over 400,000 vehicles sold annually in North America
  - **EAVX/J.B. Poindexter Strategic Collaboration**: Supplying chassis to the next-generation of delivery and municipal EV vehicles
- **Strong 2022 Revenue Growth:** Forecast 2022 revenue - C$140M and >C$10M adjusted EBITDA through the sale and delivery of >95 Vicinity™ Classic buses, 75 Vicinity Lightning™ EV buses and chassis, 200 VMC 1200 EV trucks, and 300 Vicinity Optimal EVs.



VMC

Vicinity Motor Corp NASDAQ: VEV | TSXV: VMC | FRA: 6LGA	
VEV Share Price[1]	$5.35
Market Cap[1]	$164.8M
1H 2021 Revenue[2]	$46.4M
Working Capital[2]	$24.4M
Shares Outstanding	29.5M
Float	25.4M
Insider Holdings	12.0%
Headquarters	Aldergrove, BC Canada

1. As of October 8, 2021 in USD
2. At June 30, 2021 in CAD



2022 Forecasts

- **C$140M Revenue and >C$10M adjusted EBITDA** through the sale and delivery of:
  - **>95 Vicinity™ Classic buses** (~30% of 2022E revenue, down from ~130 in 2021E with units being assembled in Aldergrove BC, and Ferndale, Washington*)
  - **75 Vicinity Lightning™ EV buses and chassis** (~25% of 2022E revenue, up from 0 in 2021E with units being assembled in Aldergrove BC, and Ferndale, Washington*)
  - **200 VMC 1200 EV trucks** (~15% of 2022E revenue, up from 0 in 2021E with units being assembled in Aldergrove BC, and Ferndale, Washington*)
  - **300 Vicinity Optimal EVs** (~30% of 2022E revenue, up from 0 in 2021E with units being assembled by Optimal Electric Vehicles, LLC and marketed by VMC)
- The 2022 forecast represents a >300% increase over projected 2021 revenues and incorporates three emerging revenue streams for 2022 which are forecast to grow in 2023 and be enhanced with additional revenues from the EAVX Collaboration Agreement.

*Ferndale assembly facility expected to be operational by mid-2022 beginning the ramp of U.S. made vehicles

Electric Vehicles – Buses & Shuttles

Addressing the Needs of a More Sustainable Future

	Medium Duty Shuttle	*Medium Duty*	*Heavy Duty*
Model	VMC **VMC Optimal S1** Electric	vicinity LIGHTNING **Vicinity Lightning 28'** Electric	 **Vicinity Bolt** Electric
Price Point	$260k	$350-400k	**In Development**
Addressable Market	~16k+ units	~4k+ units	
Applications	Commercial, airlines, transit	Commercial, airlines, transit	
Key Advantages	• EV sustainability & reliability in familiar, industry recognized cutaway platform • Proprietary low-floor chassis provides advantage over traditional high-floor ICE & EV shuttle buses	• EV offering with greater convenience vs. mid-sized cutaway alternative • Benefit from significant expected EV sector growth • Recent winner of competitive RFP 5-year contract with Calgary Transit	• Vast EV opportunity with EV buses projected to account for ~80% of bus sales by 2035[(1)]

(1) BloombergNEF, Automotive World.

Electric Vehicles – Class 3-6 Trucks & Chassis

Addressing the Needs of a More Sustainable Future

	Class 3 – Medium Duty	*Class 4 – Medium Duty*	*Class 5 - 6 – Heavy Duty*
Model	 **VMC 1200** Electric	 **VMC Optimal E1** Electric	 **VMC Class 6** Electric
Price Point	$100k	$110k	TBA
Addressable Market	~430k+ units	~430k+ units	
Applications	Municipal, Urban, Industrial	Bus, Work Truck, Ambulance, RV, Delivery etc. Upfitters	Bus, Work Truck, Step-In Van
Key Advantages	• Popular cab over design • Ideal for customers traveling less than 150 miles per day • On board electrical power eliminates the need of small generators	• Familiar Ford E450 platform creates easy transition to EV for upfitters • All battery & power electronics inside chassis rails, optimizing ease of upfitter manufacturing & safety	• Based on Vicinity Lightning EV Platform • All battery & power electronic inside low-floor • Customizing collaboration with EAVX

(1) BloombergNEF, Automotive World.

ICE Vehicles

Meeting the Realities of the Present

Many contracts were for 5 years. VMC delivering on back log, while customers transitioning to EV orders

	Heavy Duty
Model	 **Vicinity Classic 32' / 35' / 38'** Clean Diesel & CNG
Price Point	$400k
Addressable Market	~1.5K units
Applications	Community transit and commercial
Units Operating	Over 600 vehicles in operation today
Key Advantages	• Lower upfront and operating cost vs. full size bus while maintaining same durability • Able to maneuver in narrow downtown streets and residential neighborhoods

Our Flagship Vicinity Bus

Market Leader in Canada Mid-Sized Heavy Segment with 90% Market Penetration

Over 600 Vehicles in Operation Today

Proven with over 50 Million in service miles

$400,000 Average Sales Price



The Vicinity, originally designed to the exacting specifications of BC Transit, offers:

- 33% fuel savings as compared to competitors
- Lower upfront cost with low operating costs
- Right-sizing owner's fleet
- Purpose-built bus design; not an adaptation of a cutaway chassis
- Smoother ride and modern aesthetic

The Vicinity Lightning EV

Purpose-Built, All-Electric Bus to Accelerate Transition to Sustainable Public Transit System

Deliveries Beginning in 2H 2021; Expected ASP ~$350,000 - $400,000 USD



Integrated BMW Battery Packs, Modules & Components
- Customized, premium class, highest standards automotive solutions
- Safe, reliable, certified and cost-competitive

Supply Agreement

LION Smart





Danfoss EDITRON Powertrain



- Proven automotive industry standard
- In use globally
- Electrical validation

Proven Automotive Technology

Purpose Built EV	Batteries in Floor
Easy to Use	Zero Emission
Charges like a Car	Maximum Versatility
Fits in any Garage	Industry Standard Charging

Medium Duty Electric Truck

- Class 3 vehicle with 12,000 lbs GVWR rating using established contract manufacturing partnerships
- Same next-generation EV engineering experience used in the development of the Vicinity Lightning™ EV
- Popular cab over design, ideal in urban delivery applications with customers traveling less than 150 miles per day
- On board electrical power eliminates the need of small generators to generate on-site power for:
  - Construction and landscape contractors
  - Film and TV crews

VMC 1200

GVWR: 12,000 lbs
Range: Up to 150 miles
Quick Charge: Level 3 capable


VMC

Optimal-EV Partnership

VMC is exclusive North American distributor for Optimal-EV E1 and S1LF Low-Floor Shuttle Buses

Access to $30M Backlog; $600M Sales Pipeline

- Optimal-EV is a market leader in the design, validation and manufacture of zero-emission electric low-floor shuttle buses
- VMC entered into the licensing and marketing agreement to license and sell the Optimal S1 and E1 product lines for a period of 10 years in exchange for an investment of US$20M.
- Leverages strong brand-recognition throughout North America and leading position in the electric bus market
- Enhances presence in EV and Medium & Light Duty Cutaway categories
- Targeting market segments: school buses, commercial trucks and buses, ambulances, recreational vehicles, and fleet trucks


VMC
OPTIMAL·EV
VMC OPTIMAL

- Suite of low-floor vehicle configurations and equipment options
- Quiet, ecologically efficient, and zero-emission
- Industry-leading performance, features, comfort, and durability
- Integrates best components through world class partnerships
- C/FMVSS and ADA compliant
- 125+ mile range
- Utilizes high-performance battery systems from Proterra®

EAVX Strategic Collaboration

VMC & EAVX to Develop Next-Generation Delivery and Municipal Vehicles

- EAVX is the newest business unit in the JB Poindexter enterprise designed to integrate its five industry leading brands (responsible for 95% of it's ~US$2B revenues) with technology partners like VMC
- JB Poindexter estimates that in the US it manufactures 1 out of every 2 medium-duty truck bodies (Morgan Truck brand), 2 out of every 3 step-vans (Morgan Olson brand) and 1 out of every 5 service utility truck or van bodies (Reading brand).
- The collaboration will integrate JB Poindexter vehicle bodies with the existing Vicinity bus and truck motor chassis. Together they plan to develop Class 3 EV trucks for municipal fleet applications and Class 5/6 trucks for walk-in van applications.





"Working with VMC will enable us to offer vehicle solutions that help lower the cost of fuel and maintenance and expedite the adoption of EVs in the municipal and commercial vehicle markets."
- Mark Hope, EAVX COO and GM.

U.S. Assembly Facility

Washington State Assembly Plant

- U.S. Headquarters in cost-effective location
- Assembles buses for Buy America compliant orders, supplementing contract manufacturer capabilities


Canada Headquarters
30 Minutes
U.S. Headquarters









Production

- Buy America compliant
- Domestic production up to 1,000 units per year

Capacity

- Contract manufacturing partners capable of producing additional 2,000 units per year

Supply

- Buy America Vicinity buses are built using 70% U.S. sourced parts

Control

- All intellectual property controlled by Vicinity Motor, Siemens and AutoCAD
- Product lifecycle management

Early Stages of Attractive Organic Growth Strategy

Drive Geographic Penetration in the U.S. Across All Product Lines

Expand U.S. Market Dealer Network

- Leverage existing relationships to obtain dealer licensed coverage in every state
- U.S. FTA provides up to 80% funding to public transit authorities for bus purchases
- Vast growth market for Vicinity Motor

Scale U.S. Production & Capacity

- U.S. manufacturing headquarters to add production capacity of up to 1,000 units/year
- Contract manufacturing partners capable of producing an additional 2,000 units/year

Capture Share in New End Markets With Differentiated Product Portfolio

Capitalize on Explosive Growth in the EV Market

- Advance commercialization and adoption of Vicinity Lightning EV buses globally
- Launched class 3 EV truck model
- Secured Optimal-EV exclusive reseller partnership

Leverage Optimal-EV Exclusive Reseller Partnership Offering to Take Share in the EV Cutaway Market

- Optimal-EV is a market leader in the zero-emissions electric low-floor shuttle bus market
- Access to $30M backlog and $600M sales pipeline

Recurring Revenue and Cross-Selling Opportunities

Drive Incremental Revenue Through Recurring Parts Sales

- Aftermarket parts sales are expected to continue to increase as existing Vicinity bus fleets age and new vehicles are placed into service

Continue to Develop Technology Improvements & Add-Ons

- Offering BioCloud Technology COVID-19 Detection System retrofits into existing fleets across Canada
- Additional add-ons in development

Well positioned to capitalize on significant growth opportunities in core and adjacent markets

Management & Board of Directors

VMC

William Trainer
Founder, CEO, President & Director

30+ years of business leadership with extensive overseas import and export experience.

John LaGourgue
VP Corporate Development & Director

20+ years in management, sales, and capital markets.

Joe Miller
Director & Chairman

Global businessman with over 30 years in the construction field.

Manuel Achadinha
COO

25-year industry veteran and transit leader, leading BC Transit prior to joining Vicinity Motor Corp.

James White
Director

Managing Partner with Baynes & White, a Toronto, Ontario based benefits and pension actuarial consulting firm.

Christopher Strong
Director

Senior executive with 30+ years experience in CEO, CFO and board roles with startups, acquisitions, IPOs, turnaround and sales.

Dan Buckle
CFO

Experienced public company finance executive and former PwC audit manager.

Andrew Imanse
Director & Chairman

Former President of Thor Industries Bus Group, grew the El Dorado bus business to $500M/year.

Key Takeaways

- **Leading supplier** of CNG & clean diesel vehicles for public & commercial use (>90% Canadian market share in core products).
- **EV Transition:** Strong product development and marketing platform has allowed VMC to collaborate with world-class partners and expand into new EV product lines and geographies.
- **EV Segment:** Four emerging revenue streams added in 2022+.
  - **Vicinity Lightning EV:** Revolutionizing sustainable public transit with a purpose-built electric bus
  - **VMC-Optimal-EV Partnership** : Exclusive North American distributor for E1 and S1 Low-Floor EV Shuttle Buses and cutaway strip chassis
  - **VMC 1200:** Launched class 3 industrial EV truck in 2021 into a market of over 400,000 vehicles sold annually in North America
  - **EAVX/J.B. Poindexter Strategic Collaboration**: Supplying chassis to the next-generation of delivery and municipal EV vehicles
- **Strong 2022 Revenue Growth:** Forecast 2022 revenue - C$140M and >C$10M adjusted EBITDA through the sale and delivery of >95 Vicinity™ Classic buses, 75 Vicinity Lightning™ EV buses and chassis, 200 VMC 1200 EV trucks, and 300 Vicinity Optimal EVs.


GRANDE WEST

Contact

Company

John LaGourgue
VP Corporate Development
Vicinity Motor Corp

Investor Relations

Lucas Zimmerman or
Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us

Vicinity Motor Corp
3168 262nd Street
Aldergrove, BC V4W 2Z6
Canada

www.grandewest.com


RECARO

Significant Addressable Bus Market

The Bus Market Today


Motor Coach
2,300
10%
Light & Medium Duty
16,000
65%
Heavy Duty
6,500
25%
10%
8%
25%
57%
Small Cutaway
Medium Cutaway
Medium Duty Transit
Low Floor Cutaway

24,800
sold per year

The EV Bus Market of Tomorrow

North America Electric Bus Market anticipated to register a CAGR of about 26.8% 2020-2025[1]

- Demand is overtaking the production rate
- Federal grants are making it easy for transit operators to acquire new units
- Almost every state in the U.S. has a transit agency that currently owns or is planning to own new electric buses

Estimated Electric Bus Sales[2]


75,000
25,000
2,000
2000
2030
2040

1. ReportLinker
2. BloombergNEF Electric Vehicle Outlook

Government Driving EV Adoption

Unprecedented Government Support for Zero-Emission Transit

Canada	United States	United Kingdom
• **$14.9 Billion** transit funding program - $2.8 Billion dedicated to zero-emission transit in 2021-2026 - *Feb 2021* • **$1.5 Billion** CIB financing to support ZEBs and charging infrastructure - *Oct 2020* • **$17.6 Billion** of overall $101.4B in new spending for a "green recovery" *- Apr 2021, Budget 2021*	• **$2.3 Trillion** proposed American Jobs Plan; 8-year investment package; includes $85B to modernize existing transit, and $174B "to win the EV market", and more – *2021* • **$494 Billion** draft INVEST in America Act; includes a 5x increase for ZEB procurement - *2020/2021*	• **£5.0 Billion** transit & cycling funding program - *Feb 2020* • **£50 Million** SULEB (Scottish Ultra-Low Emission Bus Scheme) - *Part-funded 172 ZEB proposals with ADL as intended supplier* • Ten Point Plan for a Green Industrial Revolution - *Nov 2020*
	2021 Announced Targets:	
40% to 45% GHG emission reduction from 2005 levels by 2030	50% to 52% GHG emission reduction from 2005 levels by 2030	78% GHG emission reduction from 1997 levels by 2035

Tested for Transit in North America

Altoona Test Results for 30' Heavy Duty Vicinity

The US Federal Transit Authority's (FTA) Altoona test is an internationally recognized, rigorous testing regime which entails 12 years and 500,000 miles of heavy-duty testing.







Best in Class	Best in Class	Best in Class
Fuel Economy	**Structural Durability**	**Maintenance & Repairs**
The objective of this test is to provide comparable fuel consumption data on transit buses produced by different manufacturers. The test is comprised of Business District, Arterial and Commuter phases.	The primary part of the test program is the Structural Durability Test, which also provides the information for the Maintainability and Reliability results. The test bus encountered no Class 1, 2 or 4 failures. All seven reported failures were Class 3, the lowest among buses in its class.	The objective of this test is to collect maintenance data about the servicing, preventive maintenance, and repair. All significant breakdowns, repairs, man-hours to repair, and hours out of service were recorded.

Financials

- September 2021 **closed $10M friendly debt financing**

(CAD $ in Millions)	3 Month June 30, 2021	3 Month June 30, 2020
Revenue	**$19.1**	**$8.7**
Gross Profit	$2.1	$0.4
Net Income (loss)	($0.3)	($0.8)
Adj. EBITDA *	$0.3	($0.5)
(CAD $ in Millions)	**June 30, 2021**	**Mar. 31, 2020**
Working Capital	$24.4	$20.8
Total Debt	$0.0	$5.5



*See Non-GAAP financial measure - Adjusted EBITDA

Non-GAAP Financial Measure Adjusted EBITDA

The following table reconciles net earnings or losses to Adjusted EBITDA based on the consolidated financial statements of the Company for the periods indicated.

(CAD in thousands - unaudited)	3 months ended June 30, 2021	3 months ended June 30, 2020
Net comprehensive income (loss)	(388)	(795)
Add back		
Stock based compensation	321	67
Interest	62	149
Foreign exchange loss (gain)	53	(145)
Amortization	248	246
Adjusted EBITDA	296	(478)